Mail Stop 3561

July 24, 2007

Via Fax & U.S. Mail

Ms. Claudia Zaman
Chief Financial Officer
27430 Riverside Lane
Valencia, CA 91354

      Re: **Crown Partners, Inc.**
               Form 10-KSB for the year ended December 31, 2006
               Filed April 17, 2007
               File No. 033-11986-LA

Dear Ms. Zaman:

We have reviewed your letter dated July 18, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Consolidated Financial Statements

Notes to the Financial Statements

Note 6. Settlement of Liabilities

1. We note from your response to our prior comment 2 that you will restate your 2005 and 2006 financial statements and amend your Form 10-KSB for both years accordingly. Please file the amended Forms 10-KSB as soon as possible.

Note 8. Shareholders' Equity

2. We note from your response to our prior comment 4 that the shares issued as compensation to employees and outside consultants are recorded at the fair value of the stock as measured on the date or dates the services were rendered. Please note that stock compensation issued to employees should be measured based on the fair value of the equity instruments at the date of grant. Please explain to us if your policy to measure the fair value of stock compensation to employees on the date services were rendered differs from measuring the fair value on the date of grant. If so, please revise to conform your accounting for these share-based transactions to comply with paragraphs 15-16 and 21 of SFAS No. 123R.

Note 12. Sale of Equity Investment

3. We note from your response to our prior comment 5 that you recorded the NHT common shares received in 2005 at zero cost so when you sold the shares you recognized all the proceeds as income. Please explain to us why you believe it was appropriate to record the NHT common shares received in 2005 at zero cost and explain why the 905,438 shares received were not part of the sale of your 29% interest. As part of your response, please tell us why the shares were issued to you and describe the nature of any consideration exchanged for the shares. It appears from your disclosure in Note 12 that these shares should be accounted for as consideration received for the sale of your 29% ownership. Also, as previously requested, please tell us how you calculated or determined the amount of gain to be recognized in 2006 upon sale of these shares (both the 905,438 shares received in 2005 and the 22,800 shares retained) and tell us where that gain is recorded on the statement of operations. Additionally, we note your disclosure that the gain is inclusive in the "net profit" line in the statement of cash flows. Please note that gains should be presented in the statement of cash flows as an adjustment to reconcile net income (loss) to cash provided by (used in) operating activities. The cash received for the sale of an equity method investment should be presented separately as a cash inflow from investing activities. Please revise accordingly.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief